EXHIBIT 99.1

Endeavour Silver Reports Financial Results for the First Quarter 2020; Earnings Conference Call at 10am PDT (1pm EDT) Today

VANCOUVER, British Columbia, May 08, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released its financial results today for the three months ended March 31, 2020. The Company operates three silver-gold mines in Mexico: the Guanaceví mine in Durango state, the Bolañitos mine in Guanajuato state and the El Compas mine in Zacatecas state.

Bradford Cooke, Endeavour CEO, commented, “We are gratified to see that our operational performance improved significantly in the First Quarter, compared to both Q1 and Q4, 2019, in-line with our guidance prior to the government mandated suspension of mining operations. Notably, consolidated cash cost declined 37% year on year, reflecting the success of our operational turn-around and transition to higher grade orebodies at Guanacevi. All-in sustaining cost fell 5%, reflecting the elevated sustaining capex we invested to achieve a similar turn-around at Bolanitos over the next three months.”

“Almost half of our net loss was due to the 25% devaluation of the Mexican peso, which devalued our receivables and caused a deferred income tax expense.  Other extraordinary items included elevated care and maintenance costs at El Cubo which will decline going forward, and high mine depletion due to short reserve lives. Since the Mexican government has decreed that suspended businesses located in municipalities with low or no COVID-19 cases can start up again May 18, and each of our three mines are located in such municipalities, we are looking forward to putting our mines back into production in May.”

2020 First Quarter Highlights

  Revenue: Total $21.9 million from the sale of 665,500 oz of silver and 7,454 oz gold at average realized prices of $15.33 per oz silver and $1,633 per oz gold.

  Cash Flow: Negative $5.0 million cash flow from operations before working capital changes as the Company accumulated finished goods, invested in exploration activities and incurred a significant foreign exchange expense from the depreciation of the Mexican peso.

  Net Income: Loss $15.9 million ($0.11 per share) due to reduced sales, increased depreciation and depletion related to current short reserve lives and significant foreign exchange expense as the depreciation of the Mexican peso impacts the value of VAT receivables and other working capital accounts. EBITDA(1) was negative $6.7 million.

  Balance Sheet: Cash position $15.0 million and working capital $27.2 million.  Only term liabilities are equipment loans of $11.5 million to upgrade mobile fleet.

  Metal Production: Produced 857,659 oz silver and 8,476 oz gold, in line with guidance prior to government mandated suspension of mining operations, for 1.5 million oz silver equivalent (AgEq) at an 80:1 silver:gold ratio (January) or 1.8 million oz AgEq at 110:1 ratio (current).
  Operating Costs: Cash cost(1) $7.85 per oz payable silver and all-in sustaining cost (AISC)(1) $18.38 per oz payable silver, both net of gold credits. Cash cost was substantially lower than Q1, 2019 due to reduced operating costs at Guanacevi, partly offset by increased operating costs at El Compas and the suspension of El Cubo.  AISC was slightly lower than Q1, 2019 a result of lower operating costs partly offset by, increased exploration costs and elevated capital expenditures at Guanaceví and Bolanitos.
  Guanacevi Outperformed Plan: Operating costs declined and productivity improved with rising production, tonnes and grades due to the operational turnaround and transition to mining the new, higher-grade El Curso, Milache and SCS orebodies.
  Advanced Terronera Project: Conducting a final PFS optimization in-house working with an independent engineering firm to achieve enhanced economics.

  Continued Exploration Success: Positive exploration drill results at Guanacevi and Bolanitos

(1) Mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Financial Overview

In Q1 2020, revenue decreased 22% to $21.9 million as a result of 18% lower silver equivalent production year on year due the suspension of operations at the El Cubo mine and the accumulation of metal inventory partly offset by higher gold prices compared to 2019.  As a result of the lower production, mine operating cash flows, operating cash flows and EBITDA all decreased compared to Q1, 2019. The Company recognized a loss of $15.9 million compared to a loss of $13.3 million in Q1, 2019.

Cost of sales for Q1, 2020 was $24.8 million, a decrease of 27% over the cost of sales of $33.8 million for the same period of 2019.  The 27% decrease was primarily related to the 20% decrease in tonnes processed, carrying larger finished goods inventory and implementing cost cutting and efficiency measures in 2019.  The goals of the 2019 remedial actions were to reduce operating costs and generate free cash flow at current metal prices.  Management notes that these actions have had a very positive impact on Guanacevi mine operating performance and a similar turn around is underway but not yet finished at Bolanitos. Management continued to invest in long term viability of the mines with additional equipment purchases, accelerated mine development and increased site exploration.

The Company recognized a foreign exchange loss of $4.9 million in Q1, 2020 compared to a foreign exchange loss of $0.4 million in Q1, 2019 due to the depreciation of the Mexican Peso which resulted in lower valuations of peso denominated tax receivables and cash balances. The Mexican Peso depreciated more than 25% due to the global COVID crisis.

Financial Results (Consolidated Statement of Operations Appended Below)

For the period ended March 31, 2020, the Company generated net revenue totaling $21.9 million (Q1, 2019 - $28.0 million). During the period, the Company sold 665,500 silver oz sold and 7,454 oz gold at realized prices of $15.33 and $1,633 per oz respectively, compared to sales of 1,069,385 oz silver and 9,559 oz gold at realized prices of $15.50 and $1,315 per oz respectively in the same period of 2019. The Company increased its finished goods silver and gold inventory to 279,320 silver oz and 1,452 gold oz, respectively at March 31, 2020 compared to 95,028 oz silver and 587 oz gold held at December 31, 2019.

After cost of sales of $24.8 million (Q1, 2019 - $33.8 million), mine operating losses amounted to a $2.9 million (Q1, 2019 – loss of $5.8 million) from mining and milling operations in Mexico.

Excluding depreciation and depletion of $6.0 million (Q1, 2019 - $7.1 million), stock-based compensation of $0.1 million (Q1, 2019- $0.1 million) and the inventory write off of $1.1 million (Q1, 2019- $3.2 million) mine operating cash flow before taxes was $4.3 million in Q1, 2020 (Q1, 2019 – $4.6 million). Operating losses were $8.6 million (Q1, 2019 – loss of $12.2 million) after exploration expenditures of $2.4 million (Q1, 2019 – $2.3 million), general and administrative expense of $2.0 million (Q1, 2019 – $3.0 million) and El Cubo care and maintenance costs of $1.3 million. Net loss amounted to $15.9 million (loss of $0.11 per share) compared to a net loss of $13.3 million (loss of $0.10 per share) in Q1, 2019.

Current income tax expense decreased to $0.3 million (Q1 2019 – $0.7 million), while a deferred income tax expense of $1.8 million was recognized due to depreciation the Mexican peso against the US dollar reducing the value of recognized loss carry forwards (Q1 2019 – recovery of $0.4 million).

Direct production costs per tonne in Q1, 2020 decreased 4% compared with Q1, 2019 due to improved operating cost at Guanacevi, offset by the higher cost of El Compas and the suspension of El Cubo.

Consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) decreased to $7.85 primarily due to lower operating costs per tonne, higher gold grade and the higher realized gold price compared to the same period in 2019.  All-in sustaining costs (also a non-IFRS measure) compared to Q1, 2019, decreased 5% to $18.38 per oz in Q1, 2020.  This decrease in all‑in sustaining costs was a result of lower operating costs partly offset by increased exploration at each operation and increased capital expenditures at Guanaceví and Bolanitos.

The Condensed Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Conference Call

A conference call to discuss these results will be held today, Friday, May 8 at 10am PDT (1pm EDT). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +-604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 4368#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Q1 2020 Highlights	Three Months Ended March 31
	2020	2019	% Change
Production
Silver ounces produced	857,659	1,071,355	(20%)
Gold ounces produced	8,476	10,055	(16%)
Payable silver ounces produced	849,791	1,050,215	(19%)
Payable gold ounces produced	8,320	9,809	(15%)
Silver equivalent ounces produced	1,535,739	1,875,755	(18%)
Cash costs per silver ounce	7.85	12.55	(37%)
Total production costs per ounce	16.35	20.12	(19%)
All-in sustaining costs per ounce	18.38	19.37	(5%)
Processed tonnes	199,327	246,519	(19%)
Direct production costs per tonne	101.63	105.84	(4%)
Silver co-product cash costs	11.51	13.56	(15%)
Gold co-product cash costs	1,226	1,150	7%
Financial
Revenue ($ millions)	21.9	28.0	(22%)
Silver ounces sold	665,500	1,069,385	(38%)
Gold ounces sold	7,454	9,559	(22%)
Realized silver price per ounce	15.33	15.50	(1%)
Realized gold price per ounce	1,633	1,315	24%)
Net earnings (loss) ($ millions)	(15.9)	(13.3)	(20%)
Mine operating earnings ($ millions)	(2.9)	(5.8)	50%
Mine operating cash flow ($ millions)	4.3	4.6	(8%)
Operating cash flow before working capital changes	(5.0)	(2.1)	(133%)
Earnings before ITDA ($ millions)	(6.7)	(4.6)	(46%)
Working capital ($ millions)	27.2	46.8	(42%)
Shareholders
Earnings (loss) per share – basic	(0.11)	(0.10)	(10%)
Operating cash flow before working capital changes per share	(0.04)	(0.02)	(100%)
Weighted average shares outstanding	141,810,208	131,395,790	8%

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations. The related definitions and reconciliations are contained in the Management Discussion and Analysis.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Three months ended
	March 31,	March 31,
	2020	2019

Operating activities
Net earnings (loss) for the period	$(15,926)	$(13,278)

Items not affecting cash:
Share-based compensation	745	999
Depreciation, depletion and amortization	6,268	7,227
Deferred income tax expense (recovery)	1,864	(350)
Unrealized foreign exchange loss (gain)	654	(4)
Finance costs	311	92
Write down of inventory to net realizable value	1,042	3,212
Loss on asset disposal	78	-
Unrealized loss (gain) on other investments	(7)	(28)
Net changes in non-cash working capital	2,622	(6,704)
Cash from (used in) operating activities	(2,349)	(8,834)

Investing activities
Proceeds on disposal of property, plant and equipment	27	-
Mineral property, plant and equipment expenditures	(5,512)	(3,923)
Intangible asset expenditures	-	(203)
Cash used in investing activities	(5,485)	(4,126)

Financing activities
Repayment of loans payable	(772)	(100)
Repayment of lease liabilities	(43)	(71)
Interest paid	(218)	(21)
Public equity offerings	1,485	1,572
Exercise of options	12	-
Share issuance costs	(74)	(65)
Cash from financing activities	390	1,315

Effect of exchange rate change on cash and cash equivalents	(934)	45

Decrease in cash and cash equivalents	(7,444)	(11,645)
Cash and cash equivalents, beginning of the year	23,368	33,376
Cash and cash equivalents, end of the period	$14,990	$21,776

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2020 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
 (expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended
	March 31,	March 31,
	2020	2019

Revenue	$21,927	$28,021

Cost of sales:
Direct costs	16,800	23,072
Royalties	857	317
Share-based payments	91	55
Depreciation, depletion and amortization	6,023	7,116
Write down of inventory to net realizable value	1,042	3,212
	24,813	33,772

Mine operating earnings (loss)	(2,886)	(5,751)

Expenses:
Exploration	2,382	2,333
General and administrative	2,005	3,042
Severance costs	-	1,100
Care and maintenance costs	1,345	-
	5,732	6,475

Operating earnings (loss)	(8,618)	(12,226)

Finance costs	310	92

Other income (expense):
Foreign exchange	(4,917)	(403)
Investment and other	49	(209)
	(4,868)	(612)

Earnings (loss) before income taxes	(13,796)	(12,930)

Income tax expense (recovery):
Current income tax expense	266	698
Deferred income tax expense (recovery)	1,864	(350)
	2,130	348

Net loss and comprehensive loss for the period	(15,926)	(13,278)

Basic and diluted earnings (loss) per share based on net earnings	$(0.11)	$(0.10)

Basic and diluted weighted average number of shares outstanding	141,810,208	131,395,790

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2020 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	March 31,	December 31,
	2020	2019

ASSETS

Current assets
Cash and cash equivalents	$14,990	$23,368
Other investments	76	69
Account and other receivables	14,225	18,572
Income tax receivable	3,328	4,378
Inventories	13,072	13,589
Prepaid expenses	5,051	3,302
Total current assets	50,742	63,278

Non-current deposits	593	606
Non-current IVA receivable	1,080	2,048
Deferred income tax asset	5,354	7,136
Intangible assets	853	975
Right-of-use leased assets	1,243	1,337
Mineral properties, plant and equipment	90,399	88,333
Total assets	$150,264	$163,713

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$18,392	$19,775
Income taxes payable	1,062	1,947
Loans payable	3,946	2,958
Lease liabilities	160	164
Total current liabilities	23,560	24,844

Loans payable	7,598	5,917
Lease liabilities	938	1,074
Provision for reclamation and rehabilitation	8,496	8,403
Deferred income tax liability	656	682
Total liabilities	41,248	40,920

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 142,614,304 shares (Dec 31, 2019 - 141,668,178 shares)	483,580	482,170
Contributed surplus	12,221	11,482
Retained earnings (deficit)	(386,785)	(370,859)
Total shareholders' equity	109,016	122,793
Total liabilities and shareholders' equity	$150,264	$163,713

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2020 and the related notes contained therein.